UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 12b-25

                           SEC FILE NUMBER: 000-50590

                            CUSIP NUMBER: 761640 10 1


                           NOTIFICATION OF LATE FILING


(Check One):  [ ] Form 10-KSB  [ ] Form 20-F   [ ] Form 11-K  [X] Form 10-QSB
              [ ] Form 10-D    [ ] Form N-SAR  [ ] Form N-CSR

For Period Ended:   March 31, 2005
                    ----------------------------------------------------------

[ ] Transition Report on Form 10-K          [ ] Transition Report on Form 10-Q
[ ] Transition Report on Form 20-F          [ ] Transition report on Form N-SAR
[ ] Transition Report on Form 11-K

For the Transition Period Ended:   N/A
                                   -------------------------------------------

         Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

         If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: N/A
                                                         ---------------------

                         PART I. REGISTRANT INFORMATION

Full Name of Registrant:           Rexahn Pharmaceuticals, Inc.

Former Name if Applicable:         Corporate Road Show.Com Inc.

Address of Principal Executive Office (Street and number):  9620 Medical Center
                                                            Drive

City, State and Zip Code:          Rockville, Maryland  20850


                        PART II. RULE 12b-25 (b) AND (c)

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

         (a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

         (b) The subject annual report, semi-annual report, transition report on Form 10-KSB, Form 20-F, Form 11-K or Form N-SAR or Form N-CRS, or portion thereof, will be filed on or before the fifteenth calendar
[X] day following the prescribed due date; or the subject quarterly report or transition report on Form 10-QSB or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

         (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


                               PART III. NARRATIVE

State below in reasonable detail why Forms 10-KSB, 20-F, 11-K, 10-QSB, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

As reported in the Current Report on Form 8-K filed by the Registrant on May 16, 2005, on May 13, 2005 Registrant acquired Rexahn, Corp, a Maryland corporation ("Rexahn") by means of the merger of CRS Merger Sub, Inc., a Delaware corporation and wholly owned subsidiary of the Registrant ("Merger Sub"), with and into Rexahn, with Rexahn surviving as a wholly owned operating subsidiary of the Registrant (the "Merger"). As a result of the Merger, Rexahn's management became the Registrant's management, has been focusing its resources and attention on matters related to the Merger and accordingly, has been unable to prepare timely the Form 10-QSB.


                           PART IV. OTHER INFORMATION

         (1) Name and telephone number of person to contact in regard to this notification

            Tae Heum Jeong                      (240)             268-5305
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                (Name)                       (Area code)     (Telephone number)

         (2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                           [ X ] Yes   [   ] No

         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                           [ X ] Yes   [   ] No

         If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

         Beginning January 2005, when the Registrant entered into the Merger Agreement by and among the Registrant, Rexahn, Merger Sub and CRS Delaware, Inc., a wholly owned subsidiary of the Registrant, the Registrant discontinued its Internet-based corporate marketing business. As a result, for the quarter ended March 31, 2005, the Registrant expects to have no revenues and approximately $6,709 of expenses, compared to revenues of $41,301 and expenses of $67,673 for the quarter ended March 31, 2004.


                          Rexahn Pharmaceuticals, Inc.
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                  (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date: May 17, 2005              By: /s/ Tae Heum Jeong
      ------------                 ------------------------------------
                                   Name:  Tae Heum Jeong
                                   Title: Chief Financial Officer and Secretary







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